Afya Limited Provides Business Update Relating to COVID-19 Outbreak

May 22, 2020 – Afya Limited, or Afya (Nasdaq: AFYA), in order to provide shareholders and the market an update regarding the development of the ongoing COVID-19 pandemic and its impact on business, announces the following:

As previously disclosed to the market on March 17, 2020, we managed to rapidly adapt our business to these unusual times, and although there has been an interruption of our on-campus activities, a significant portion of our non-practical educational activities are being successfully offered to our students through our online platform (rather than on-site) and we have received positive feedback from students, professors and physicians with respect to their digital experience.

Regarding the offering of practical classes, we already resumed to provide in-hospital internships for the 5th and 6th year students, which is the highest portion of our practical curriculum. We expect that some practical educational activities (particularly for students in the 1st. to 4th. years) will have to be replaced during the second half of 2020 postponing our revenue recognition proportionally. Those effects were already considered in our first semester Net Revenue guidance range.

Since we continue to offer our  high quality education to our students through our platform and practical activities for the 5th and 6th year, through the same professors, staff and suppliers, we remain regularly charging our standard monthly tuitions fees.  We are also not seeing any impact on the payment delinquency rate of our students, as of today, the accumulated ratio for 2020 is improved, when compared to same period in 2019. Finally, we do not have any current legal decision seeking the establishment of temporary discounts in the monthly tuition fees we charge our customers as a result of the COVID-19 pandemic.

We are committed to deliver the best quality service, minimizing the impact to our students, employees and our local communities during this crisis. Accordingly, we continue to support our students providing special payment conditions for families impacted by the economic crisis; we have released temporary access to our digital platform – MedCel – free of charge for other medical education institutions and have donated masks, gloves and other safety equipment to health departments and hospitals to the 13 cities where Afya’s medical courses are located.

While we are quite aware of the uncertainties created by COVID-19, we remain confident in our strategy, in the financial robustness of our business and in Afya’s contribution of high quality medical professionals who will help our society to overcome COVID-19 and other future challenges.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br